UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ No. 90.400.888/0001-42

NIRE No. 35.300.332.067

Publicly-held Company with Authorized Capital

MATERIAL FACT

BANCO SANTANDER BRASIL, in furtherance of Material Facts related to the Voluntary Public Tender Offer previously released, discloses that:

(i) pursuant to the Regulation of the Corporate Governance Level 2 Listing Segment of BM&FBOVESPA, the Board of Directors of the Company issued an opinion regarding the Offer, pursuant to the meeting held on the date hereof; and

(ii) pursuant to U.S. securities laws, the Company filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9.

The aforementioned documents are publicly available on the following websites: www.cvm.gov.br, www.sec.gov, www.bmfbovespa.com.br and www.ri.santander.com.br

São Paulo, October 2, 2014.

Angel Santodomingo

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 2, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer